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Exhibit 12.1

AAR CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended May 31,
	2004	2003	2002	2001	2000
	(In Thousands Except Per Share Data and Ratios)
Earnings Available for Fixed Charges
Earnings before income taxes	$1,707	$(19,490)	$(98,229)	$20,220	$49,526
Add:
Interest expense	17,710	19,273	19,543	21,760	23,304
Amortization of capitalized interest	85	85	78	—	—
Amortization of debt expense	1,024	181	177	127	127
One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	3,415	3,238	4,749	6,228	6,002

Earnings available for fixed charges	$23,941	$3,287	$(73,682)	$48,335	$78,959

Fixed Charges
Interest expense	17,710	$19,273	$19,543	$21,760	$23,304
Amortization of capitalized interest	85	85	78	—	—
Amortization of debt expense	1,024	181	177	127	127
One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	3,415	3,238	4,749	6,228	6,002

Total fixed charges	$22,234	$22,777	$24,547	$28,115	$29,433

Ratio of earnings to fixed charges	1.1	0.1	— (1)	1.7	2.7

(1)
Earnings were inadequate to cover fixed charges by $49.1 million for the year ended May 31, 2002.

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AAR CORP. RATIO OF EARNINGS TO FIXED CHARGES